September 21, 2017

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Fossil Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 0-19848

Dear Ladies and Gentlemen:

On behalf of Fossil Group, Inc. (the “Company”), reference is made to the letter dated September 8, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2017 (the “Form 10-K”).  We have reviewed the Comment Letter with the Company and the Company’s auditors and the following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under such comments.

Financial Statements

Consolidated Statements of Cash Flows, page 60

1.                                      We note your “(gain) loss on disposal of assets” line item for $9.9 million in fiscal year 2016.  Please tell us each significant asset that was sold and the related amount of gain or loss captured in this line item.  Also tell us how you considered the disclosure requirements of ASC 360-10-50-3 and how you determined no further detail about these disposals was needed within your analysis of results of operations in MD&A.

Response:

The $9.9 million gain on disposal of assets consisted of the following significant assets that the Company sold in 2016:

•                  a warehouse and distribution center in Dallas, Texas, with a net book value of $13.1 million, resulting in a $6.7 million gain on disposal of assets as part of a sale-leaseback arrangement; and

•                  the Company’s former European region headquarters in Basel, Switzerland, with a net book value of $5.3 million, resulting in a $3.3 million gain on disposal of assets.

The Company considered the disclosure requirements of ASC 360-10-50-3 and included disclosure regarding the sale of its warehouse and distribution center in Dallas, Texas in Note 13 to its consolidated financial statements in accordance therewith.  The Company did not separately disclose the sale of its former European region headquarters because the Company concluded that disclosure of the sale was not material to the Company’s consolidated financial statements.

In addition to the disclosure noted above pursuant to ASC 360-10-50-3, the Company included the following disclosure in MD&A regarding the effect of the real estate sales on its results of operations (emphasis added):

On page 44 under the heading “Consolidated Operating Income”: “Our operating expenses in fiscal year 2016 also benefited from real estate sales in the Americas and Europe.”

On page 45 under the heading “Net Income Attributable to Fossil Group, Inc.”: “Partially offsetting these decreases were a $0.16 favorable impact to diluted earnings per share due to the sale of real estate.”

On page 51 under the heading “Liquidity and Capital Resources”: “For fiscal year 2016, we generated operating cash flow of $210.1 million. This operating cash flow combined with cash on hand and funds generated from real estate sales was utilized to fund $171.4 million in net repayments on our credit facilities and $65.7 million in capital expenditures. During fiscal year 2016, net cash provided by operating activities consisted primarily of net income of $85.6 million adjusted by non-cash activities of $107.2 million and a net decrease of $17.3 million in working capital items.”

Notes to Consolidated Financial Statements

2. Acquisitions, Divestiture and Goodwill.

Divestiture, page 69

2.                                      We note your December 30, 2016 divesture of the machine vision operations that were acquired as part of Misfit, Inc. on December 22, 2015.  It appears from your disclosure that the entire cash payment you received of $3.5 million was recognized as a gain on the sale of this line of business, which suggests that the net assets of this business had a book value of zero at the time of their sale.  We have the following comments:

•                  Please tell us whether any of the Misfit purchase price was assigned to this business at the time of the Misfit acquisition.  In doing so, tell us how you considered the guidance in ASC 805-20-30-6 when valuing the machine vision business at the time of the Misfit acquisition.

•                  Please tell us how you considered whether negotiations to sell this business that occurred during 2016 and the resulting information you received about the possible sales price provided new information about facts and circumstances that existed as of the acquisition date.  Please tell us why the sales value was not recorded as a measurement period adjustment for the Misfit, Inc. acquisition.  In doing so, tell us when the measurement period ended for your Misfit, Inc. acquisition and tell us when you started negotiations or received an offer for the machine vision operations.  Refer to ASC 805-10-25-13 through 19.

Response:

On December 22, 2015, the Company acquired Misfit, Inc. (“Misfit”) to accelerate the Company’s development of wearable technology and connected accessories.  At the time of the acquisition, Misfit had seven employees working on developing optical image recognition and processing software for machines (the “Machine Vision Operations”).  The Machine Vision Operations were unrelated to Misfits’ wearable technology products and intellectual property and were not relevant to the Company’s strategic purpose in acquiring Misfit.  At the time of acquisition, the Machine Vision Operations were at a nascent development stage and did not include any material tangible assets.

Under the guidance of ASC 805-10-25-13, the Company did not assign any value to the Machine Vision Operations at the time of the acquisition because (i) the Machine Vision Operations were not relevant to the Company’s strategic purpose in acquiring Misfit, (ii) the Company believed that a market participant would likely abandon the Machine Vision Operations and would not assign any value to them and (iii) at acquisition, the Company believed there was not a market for the technology and therefore had no plans to market it.

The Company completed the fair value measurement of Misfit’s assets acquired and liabilities assumed by July 2, 2016, other than with respect to (i) the value of an escrow fund for working capital adjustments and indemnification obligations of the seller incurred within 12 months of the closing date and (ii) certain deferred tax amounts.  The Company completed its valuation of the escrow fund and the deferred tax amounts during the fourth quarter of fiscal 2016.

During the third quarter of fiscal 2016, the Company entered into discussions to sell the Machine Vision Operations.  During the fourth quarter of fiscal 2016, the Company entered into negotiations to sell the Machine Vision Operations, which included developed technology and seven employees.  On December 30, 2016, the Company entered into a purchase agreement to sell the Machine Vision Operations and closed the sale on the same day.

Because negotiations occurred late in the measurement period and after the Company considered the measurement period closed (other than final escrow and deferred tax adjustments) and because of the immateriality of any potential adjustment related to the Machine Vision Operations, the Company determined not to distinguish between the amount of value created pre- and post-acquisition and not to reallocate the purchase price of the Misfit acquisition to assign an immaterial value to the Machine Vision Operations technology.

Finally, the Company notes that the entire $3.5 million cash payment for the Machine Vision Operations represents only 1.7% of the $209.2 million of net assets acquired from Misfit.  The Company respectfully submits that the value of the Machine Vision Operations that existed at the acquisition date was not material to either the Company’s fair value measurement of the Misfit acquisition nor its consolidated financial statements.

13. Commitments and Contingencies

Sale-Leaseback, page 84

3.                                      We note you entered into a sale-leaseback agreement for your warehouse and distribution center in Dallas, Texas.  We note the sales price was $33.0 million, and you recognized a gain of $6.7 million in fiscal year 2016 and recorded a deferred gain of $13.2 million.  Please tell us how you accounted for the sale-leaseback and your basis in GAAP for doing so, including your basis for accounting for it as an operating lease and how you considered whether this was a financing arrangement.  Also, please tell us your basis for recognizing an upfront gain, how the gain was calculated and where the gain is recorded on the statement of operations.  Refer to ASC 840-40.

Response:

The Company accounted for the sale-leaseback of its Dallas, Texas warehouse and distribution center in accordance with ASC 840-40-25-9 because the property sold and leased back consisted of real estate.   Under ASC 840-40-25-9, the transaction qualified for sale-leaseback accounting because:

a.              The transaction met the definition of a normal leaseback, which is predicated on the lessee’s active use of the property during the lease term and the absence of other continuing involvement conditions or provisions described in ASC 840-40-25-14.

b.              The payment terms and provisions adequately demonstrated the buyer’s initial and continuing investment in the property as described in paragraphs 360-20-40-9 through 40-24.

c.               The payment terms and provisions transferred all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the Company as described in paragraphs 360-20-40-37 through 40-64, 840-40-25-13 through 25-14, and 840-40-25-17.

Supporting factors to the Company’s conclusion that the transaction qualified as a sale-leaseback include:

a.              The buyer is an independent third party and the lease terms were negotiated on an arm’s length basis that reflect market terms.

b.              The Company plans to actively use the warehouse and distribution center in its future operations while the asset is under lease.

c.               The buyer remitted cash for the full purchase price of the warehouse and distribution center.  Therefore, the Company extended no loans to the buyer and the terms of the lease would not indicate that the Company provided the buyer a non-recourse loan.

d.              No other conditions were identified that would constitute prohibited forms of continuing involvement for the Company or insufficient initial and continuing investment in the property from the buyer.

The Company concluded that the leaseback was an operating lease and not a financing arrangement because the lease did not meet any of the four criteria specified in ASC 840-10-25-1 as indicated below:

a.              The lease does not transfer ownership of the property to the Company by the end of the lease term.

b.              The lease does not contain a bargain purchase option.

c.               The lease term is less than 75 percent of the estimated economic life of the leased property.

d.              The present value of the minimum lease payments at the beginning of the lease term, excluding executory costs, are less than 90% of the fair market value of the leased property.

Through the sale and leaseback, the Company determined that it did not retain substantial risks of ownership, nor does the Company have any form of continuing involvement with the property which would preclude the transaction from sale-leaseback accounting or indicate a financing arrangement rather than a sale.

The Company retained “more than minor but less than substantially all” of the use of the property as the present value of the minimum lease payments at the beginning of the lease term was more than 10% but less than 90% of the estimated fair value of the property.  In addition, the lease was classified as an operating lease as explained above.  Consequently, the Company recognized an upfront gain for the portion of the profit that exceeded the present value of the minimum lease payments in accordance with ASC 840-40-25-3(b)(1) and deferred the immediate recognition of the remaining profit from this sale.  Consistent with the Company’s practice, the Company recorded the gain in selling, general and administrative expenses.

* * * * *

If you have any further comments or questions, please contact the undersigned at (214) 969-2891.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries, Esq.

cc:                Kosta N. Kartsotis, Fossil Group, Inc.

Dennis R. Secor, Fossil Group, Inc.

Randy S. Hyne, Fossil Group, Inc.